[EXHIBIT 56]

                           [ITT Letterhead]








                                                     DATE:       June 9, 1997
                                                     CONTACT:    Jim Gallagher
                                                     TELEPHONE:  212-258-1261


                         FOR IMMEDIATE RELEASE


             ITT AND FELCOR SIGN DEFINITIVE AGREEMENT FOR
            SALE OF 5 HOTELS AS PART OF STRATEGIC ALLIANCE


          NEW YORK, NY, June 9, 1997 -- ITT Corporation
(NYSE:ITT) and FelCor Suite Hotels, Inc. (NYSE:FCH) today announced they have signed a definitive agreement for FelCor to purchase five ITT Sheraton Hotels for $200 million in cash as part of a long-term strategic alliance.

          Under the terms of the agreement Sheraton will have a contract to manage the hotels for 20 years. The companies announced an agreement in principle on May 19. The transaction is expected to close by June 30.

          Under the terms of the strategic alliance, ITT Sheraton will provide its expertise in the hotel business by helping identify quality acquisition opportunities for FelCor and by making available the Sheraton brand through long-term management agreements. FelCor will provide the capital to acquire certain existing Sheraton Hotels as well as other hotels that will be converted to the Sheraton brand.

                                 # # #